SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (the “Company” or “Net”), a publicly-held company, with address in the City and State of São Paulo, at Rua Verbo Divino, 1.356 - 1º andar, Chácara Santo Antônio, enrolled with the CNPJ/MF under number 00.108.786/0001-65, under the terms of CVM Rule nr. 358/02, hereby reports the information received this date from its shareholders Globo Comunicações e Participações S.A. (“Globopar”), Distel Holding S.A. (“Distel”), Roma Participações Ltda. (“Roma”) (Globopar, Distel and Roma are jointly referred to as “Globopar”) and Bradesplan Participações S.A. (“Bradesplan”).

On July 7, 2004, Globopar and Bradesplan entered into an exchange of shares agreement, by means of which Globopar will transfer to Bradesplan one hundred and thirty million, five hundred eleven thousand, and ten (130,511,010) preferred shares issued by Net, representing 6.4% of the Company’s total capital stock, and Bradesplan will transfer to Globopar an equal number of common voting shares issued by the Company, representing 6.4% of the Company’s total capital stock. In addition, Globopar will pay to Bradesplan, as a condition precedent to the effectiveness of the exchange, the amount of R$ 0.119368117 per exchanged common voting share.

The common voting shares owned by Bradesplan will be offered to the other parties to the Net Shareholders’ Agreement currently in force and, in the event such other parties exercise their right of first refusal, the exchange will be contracted by and among Bradesplan, Globopar and such other parties, in the proportion of the exercised preemptive right, under the exact terms of the exchange agreement entered into by and between Globopar and Bradesplan.

The exchange will be concluded no later than October 7, 2004. Once concluded, the rights of Bradesplan and Bradespar S.A., respectively as a party and an intervening party to the Net Shareholders’ Agreement currently in force, will be terminated for all intents and purposes.

The appropriate governmental authorities will be notified of the exchange agreement.

São Paulo, July 8, 2004.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.